IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
               IN AND FOR NEW CASTLE COUNTY



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JAMES T. WILLIAMSON, VICTORIA
SHAEV, JULES BERNSTEIN, MOISE     :    Civil Action No.
KATZ, HAROLD SACHS and KEN             14623
FELDER,                           :

                    Plaintiffs,   :
                                       AMENDED CLASS
          -against-               :    ACTION COMPLAINT

FIRST INTERSTATE BANCORP, JOHN E. :
BRYSON, EDWARD M. CARSON, JEWEL
PLUMMER COBB, RALPH P. DAVIDSON,  :
MYRON DU BAIN, DON C. FRISBEE,
GEORGE M. KELLER, THOMAS L. LEE,  :
WILLIAM F. MILLER, WILLIAM S.
RANDALL, STEVEN B. SAMPLE,        :
FORREST N. SHUMWAY, WILLIAM E.B.
SIART, RICHARD J STEGEMEIER, and  :
DANIEL M. TELLEP,
                                  :
                    Defendants.
                                  :
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          Plaintiffs allege upon information and belief

except as to paragraph 1, which is alleged on knowledge,

as follows:


                                  THE PARTIES

            1. Plaintiffs James T, Williamson, Victoria Shaev, Jules Bernstein, Moise Katz, Harold Sachs and Ken Felder are and were, at all times relevant hereto, the owners of shares of the common stock of First Interstate Bancorp ("First Interstate" or the "Company").






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            2. First Interstate is a bank holding company organized and existing under the laws of the State of Delaware. First Interstate operates approximately 1,000 offices in 13 states. It has approximately 76 million shares of common stock issued and outstanding, held by approximately 25,000 shareholders of record. Its shares are traded on various stock exchanges, including the New York Stock Exchange.

            3. (a) Defendant Edward M. Carson ("Carson") is and was at all relevant times Chairman of the Board of Directors of First Interstate.
               (b) Defendant William S. Randall ("Randall") is and was at all relevant times a Director and Executive Vice President and Chief Operating Officer of First Interstate.
               (c) Defendant William E.B. Siart ("Siart") is and was at all relevant times a Director and President and Chief Executive Officer of First Interstate.
               (d) Defendants John E. Bryson ("Bryson"), Jewel Plummer Cobb ("Cobb"), Ralph P. Davidson ("Davidson") , Myron DuBain ("DuBain"), Don C. Frisbee ("Frisbee"), George M. Keller ("Keller"), Thomas L. Lee ("Lee"), William F. Miller ("Miller"), Steven B. Sample ("Sample"), Forrest N. Shumway ("Shumway"), Richard J. Stegemeier ("Stegemeier") and Daniel M. Tellep

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("Tellep") (together with defendants Carson, Randall, and Siart "the
Individual Defendants") are and were at all relevant times directors of the Company.
            4. The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public stockholders of First Interstate and owe to plaintiffs and other members of the class (as hereinafter defined) the highest obligations of good faith, fair dealing and full and candid disclosure.

                           CLASS ACTION ALLEGATIONS

            5. Plaintiffs bring this case on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of First Interstate, and their successors in interest who are or will be threatened with injury arising from defendants' actions as more fully described herein. Excluded from the class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.
            6. This action is properly maintainable as a class action.
            7. The class is so numerous that joinder of all members is impracticable. There are approximately 25,000 stockholders of record located throughout the United States.



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            8. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member, including whether the Individual Defendants have breached their fiduciary duties owed to plaintiffs and other members of the class.
            9. The Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of other members of the class and plaintiffs have the same interests as the other members of the class. Accordingly, plaintiffs are adequate representatives of the class and will fairly and adequately protect the interests of the class.
          10. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
            11. The defendants have acted, or refused to act, on grounds generally applicable to, and causing

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injury to, the class and, therefore, preliminary and final injunctive relief on behalf of the class as a whole is appropriate.

              BACKGROUND AND CLAIM FOR RELIEF

            12. Wells Fargo & Company ("Wells Fargo") is a Delaware corporation with executive offices at 420 Montgomery Street, San Francisco, California. Wells Fargo is a bank holding company with subsidiaries that perform commercial banking operations, investment advisory services, internatonal and mortgage banking services, credit card services and other related financial activities.
            13. Wells Fargo has long been interested in acquiring First Interstate. In February 1994, Wells Fargo offered to purchase the Company, which offer was rebuffed by First Interstate. Moreover, Paul Hazen, Chairman of Wells Fargo met with defendant Siart in the last few weeks to discuss a possible transaction, and was once again rebuffed.
            14. On or about October 18, 1995, Wells Fargo announced in a press release that it had submitted an unsolicited merger proposal to First Interstate to acquire 100 percent of the Company's common stock (the "proposal") . Pursuant to the terms of the proposal, First Interstate shareholders would receive .625 of a share of Wells Fargo, representing a value of $133.50 for
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each First Interstate share based on the current trading price of Wells Fargo stock. The total transaction is valued at approximately $10 billion. The proposal contemplates a merger of First Interstate and Wells Fargo into a new company.
            15. The reaction of the investment community to the proposal has been extremely positive. Analysts noted that the proposal was nearly three times First Interstate's book value, and that most recent bank mergers were priced closer to 2 or 2-1/2 times book value. Analysts referred to the proposal as "a knockout bid" (Bert Ely, an Alexandria, Virginia banking consultant); an "excellent" potential combination (Jeff Simons of Mackay Shields Financial Corp., which owns 1.4 million Company shares); and a "super deal" (Paul McKey of Dean Witter Reynolds). It was further reported that Kohlberg Kravis Roberts & Co., which owns approximately 9% of the Company's stock, supports the proposal.
            16. In response to Wells Fargo's announcement, the Company's stock price soared from $106 per share to over $140 per share. Additionally, the price of Wells Fargo stock increased approximately 7% to $229 per share.
            17. In contrast to the positive reaction of the investment community, the Company promptly reacted negatively to the proposal. On or about October 18, 1995, defendant Siart stated "I am deeply disappointed

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that Wells Fargo would take this uninvited action." Siart reportedly also stated that it was in First Interstate's best interest to take six months to consider the Company's other options.
            18. First Interstate has in place a shareholder rights plan (commonly known as a "poison pill") which makes an unwelcome takeover of the Company prohibitively expensive. The poison pill is triggered by the acquisition of 20% or more of First Interstate's common stock by a group or person unfavored by First Interstate's management.

                               CLAIM FOR RELIEF

            19. The Individual Defendants are obligated to carefully consider, in a timely fashion and on an informed basis, bona fide proposals from third parties to engage in transactions which will maximize value for First Interstate shareholders; not to place their own self-interests and personal considerations ahead of the interests of the public stockholders, and to make corporate decisions in good faith.
            20. The Individual Defendants' fiduciary obligations require them to:
               (a) undertake an appropriate evaluation of all bona fide offers, and take appropriate steps to consider all potential bids for the Company or its assets or explore strategic alternatives;

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               (b) act independently, including appointing a disinterested committee so that the interests of First Interest's public stockholders will be protected;
               (c) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations to the public stockholders of First Interstate; and
               (d) utilize the poison pill in a manner designed to maximize shareholder value.
            21. The Wells Fargo proposal represents an opportunity to effect a change of control of First Interstate, its business and affairs. In a change of control transaction, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in First Interstate, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflict of interest, the Individual Defendants are unable to represent the interests of First Interstate's public stockholders with the impartiality that their fiduciary duties require, nor are they able to ensure that their conflicts of interest will be resolved in the best interests of First Interstate's public stockholders.

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            22. By virtue of the acts and conduct alleged herein, the
Individual Defendants have breached their fiduciary duties owed to plaintiffs and other class members by carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own parochial interests at the expense of First Interstate's public shareholders. The Individual Defendants have not exercised and are not exercising independent business judgment and have acted and are acting to the detriment of the class. The Individual Defendants' negative response to Wells Fargo's proposal is an uninformed knee jerk reaction made without adequate information as to what Wells Fargo would be prepared to offer in a fully negotiated transaction.
            23. The Individual Defendants have refused to take the steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of First Interstate common stock. The Individual Defendants' failure to meaningfully respond to Wells Fargo's proposal in a timely manner and to pursue negotiations regarding a value maximizing transaction with Wells Fargo or any other company is clearly the result of a desire by the Individual Defendants to protect their own substantial salaries, perquisites and positions with the Company.



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            24. As a result of the foregoing, the Individual Defendants have breached their fiduciary duties owed to First Interstate's stockholders.
            25. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class in order to benefit themselves at the expense and to the irreparable harm of the Class.
            26. Plaintiffs and the other members of the Class have no adequate remedy at law.


            WHEREFORE, plaintiffs demand judgment as follows:

          1. declaring this to be a proper class action;
          2. ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by:
            (a) cooperating fully with any person or entity having a bona fide interest in proposing a transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Wells Fargo;
            (b) undertaking an appropriate evaluation of First Interstate's worth as a merger/acquisition candidate;


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            (c) taking all appropriate steps to enhance First Interstate's value and attractiveness as a merger/acquisition candidate;
            (d) taking all appropriate steps to effectively expose First Interstate to the marketplace in an effort to create an active auction for First Interstate;
            (e) acting independently so that the interests of First Interstate's public stockholders will be protected; and
            (f) adequately ensuring that no conflicts of interest exist between the Individual Defendant's selfish interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, ensuring that all conflicts are resolved in the best interests of First Interstate's public stockholders;
            3. ordering the Individual Defendants, jointly and severally, to account to plaintiffs and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;
            4. directing the Individual Defendants to employ the poison pill in a manner consistent with maximizing shareholder value;
            5. awarding plaintiffs the costs and disbursements of this action, including a reasonably

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allowance for plaintiffs' attorneys' and experts' fees; and
          6. granting such other and further relief as this Court may deem to be just and proper.


                         CHIMICLES, JACOBSEN & TIKELLIS



                         By:________________________
                              Pamela S. Tikellis
                              James C. Strum
                         One Rodney Square
                         P.O. Box 1035
                         Wilmington, DE  19899
                         (302) 656-2500

                         Attorneys for Plaintiffs


                         ROSENTHAL MONHAIT GROSS &
                              GODDESS, P.A.



                         By:________________________
                              Joseph A. Rosenthal
                         First Federal Plaza, Suite 214
                         Box 1070
                         Wilmington, DE  19899
                         (302) 656-4433


OF COUNSEL:

ABBEY & ELLIS
212 East 39th Street
New York, New York  10016
(212) 889-3700

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, New York 10016
(212) 779-1414





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FARUQI & FARUQI
415 Madison Avenue
New York, New York  10017
(212) 986-1074

GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, New York  10017
(212) 907-0700

CHARLES PIVEN, ESQUIRE
The Legg Mason Tower
Suite 2700
Baltimore, MD  21202

ROBERT C. SUSSER, P.C.
6 East 43rd Street
New York, New York  10017
(212) 808-0298

WECHSLER HARWOOD HALEBIAN
  & FEFFER, LLP
805 Third Avenue
New York, New York  10022
(212) 935-7400



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                            CERTIFICATE OF SERVICE

            I, James C. Strum, do hereby certify that I caused to be served two copies of the foregoing Amended Class Action Complaint upon the following counsel this 25th day of October, 1995, by hand delivery.

              Karen Valihura, Esquire
              Skadden, Arps, Slate, Meagher & Flom
              One Rodney Square
              P.O. Box 636
              Wilmington, DE  19801




                                 ------------------------
                                     James C. Strum